UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Laureate Education, Inc.
(Name of Issuer)

Common Stock, par value $0.004 per share
(Title of Class of Securities)

518613203
(CUSIP Number)

Andrew B. Cohen
c/o Wengen Alberta, Limited Partnership
c/o Laureate Education, Inc.
650 South Exeter Street
Baltimore, Maryland 21202

with a copy to:

Lillian Tsu, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
Tel: (212) 225-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 28, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 518613203	13D
1	NAMES OF REPORTING PERSONS
Wengen Alberta, Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Alberta, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
20,855,584

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
20,855,584

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,855,584

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*See Item 5.

CUSIP No. 518613203	13D
1	NAMES OF REPORTING PERSONS
Wengen Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
20,855,584

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
20,855,584

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,855,584

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*See Item 5.

Explanatory Note

This Amendment No. 8 to Schedule 13D (“Amendment No. 8”) relates to the shares of Class A Common Stock par value $0.004 per share (the “Class A Common Stock”), of Laureate Education, Inc., a Delaware public benefit corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by Wengen Alberta, Limited Partnership (“Wengen”) and Wengen Investments Limited (“Wengen GP” and, together with Wengen, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on February 16, 2017, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7 to such Schedule 13D filed on April 25, 2018, November 15, 2018, November 21, 2018, June 19, 2019, September 23, 2019, March 24, 2021 and April 6, 2021, respectively (as so amended, the “Statement”).

This Amendment No. 8 is being filed by the Reporting Persons to report the redemption by certain investors of Wengen of their respective interests in Wengen in exchange for delivery by Wengen to such investors of the number of shares of Issuer Class A Common Stock  corresponding to the Wengen interests so redeemed, as described in more detail below. Except as specifically provided herein, this Amendment No. 8 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2.	Purpose of Transaction.

Item 2 of the Statement is hereby amended and restated to read in its entirety as follows:

(a)-(f)    This Statement is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “1934 Act”), by:

(i)   Wengen; and

(ii)  Wengen GP.

Wengen GP is the General Partner of Wengen.  The limited partnership interests in Wengen are held by certain investors.  On October 28, 2021, certain of these investors elected to have their interests in Wengen redeemed in exchange for delivery by Wengen to such investors of the number of shares of Issuer Class A Common Stock corresponding to the Wengen interests so redeemed (the “Redemption”).  Following the Redemption and cancellation of the interests, investors affiliated with or managed by Kohlberg Kravis Roberts & Co. L.P. (together with its affiliates, “KKR”), StepStone Group LP (together with its affiliates, “StepStone”) and Sterling Fund Management, LLC (together with certain of its affiliates, except for Sterling Laureate, LP, “Sterling” and, collectively, the “Former Wengen Investors”) no longer hold limited partnership interests in Wengen.

Following the Redemption, the limited partnership interests in Wengen are held by certain investment funds and other investors affiliated with or managed by CPV Partners, LLC (together with its affiliates, including CPV Holdings, LLC, “CPV”), Snow Phipps Group, LLC (together with its affiliates, “Snow Phipps”), Sterling Laureate, LP and certain investment vehicles on behalf of persons that are not affiliated with CPV, Snow Phipps or the Former Wengen Investors (collectively, the “Wengen Investors”). Each of the Former Wengen Investors, CPV and Snow Phipps separately make Schedule 13D filings reporting their respective beneficial ownership of shares of Class A Common Stock.

After the date of this Amendment No. 8, on November 4, 2021, Messrs. Avi Epstein and Steven Taslitz, Sterling’s representatives on the board of directors of Wengen GP resigned effective on the same date.  Based on the disclosure set forth in the Schedule 13D/A filed on November 5, 2021 filed by KKR, KKR’s representative on the board of directors of Wengen GP is also expected to resign.

Pursuant to the Wengen Securityholders Agreement (as defined in Item 6), the Wengen Investors are entitled to appoint representatives to the board of directors of Wengen GP.

The business address, present principal occupation or employment and citizenship of each director of Wengen GP as of October 28, 2021 and the number of shares of Class A Common Stock beneficially owned by each such director are listed on Schedule I hereto.

(b)  The address of the principal business office of each of the Reporting Persons is:

c/o Laureate Education, Inc.
650 South Exeter Street
Baltimore, MD 21202

(c) Wengen is principally engaged in the business of investing in the Issuer.  Wengen GP is principally engaged in the business of being the general partner of Wengen.

(d)  During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons listed on Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons listed on Schedule I hereto, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended by adding the following:

The information set forth in Items 2, 3 and 6 of this Statement is hereby incorporated by reference into this Item 4.

On October 28, 2021, the Former Wengen Investors elected to engage in the Redemption.  Following the Redemption,  the Former Wengen Investors no longer hold limited partnership interests in Wengen and their respective representative on the board of directors of Wengen GP either have resigned or are expected to resign.

Because the Class B common stock, par value $0.004 per share, of the Issuer (the “Class B Common Stock”) outstanding after giving effect to the Redemption represented less than 15% of the total outstanding Class A Common Stock and Class B Common Stock, pursuant to the Issuer’s Amended and Restated Certificate of Incorporation each share of Class A Common Stock and each share of Class B Common Stock automatically converted into one share of the Issuer’s common stock (the “Common Stock”), effective October 29, 2021. Following the conversion, the Issuer has only one class of Common Stock outstanding, and the Issuer no longer qualifies for the “controlled company” exemption under the Nasdaq Stock Market listing rules.

In connection with the Redemption, on October 28, 2021, Wengen, Wengen GP and the Issuer entered into an amendment to the Amended and Restated Securityholders Agreement dated as of February 6, 2017, as further described in Item 6 below, which amendment was approved by the Former Wengen Investors, CPV and Snow Phipps in accordance with the Wengen Securityholders Agreement (as defined in Item 6).

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Statement are hereby amended and restated to read as follows:

The information set forth in Items 2, 3, 4 and 6 of this Statement and the cover pages of this Statement is hereby incorporated by reference into this Item 5.

(a) and (b). As of October 28, 2021, following the Redemption, the Reporting Persons may be deemed to beneficially own, in the aggregate, 20,855,584 shares of Class A Common Stock, which represent, in the aggregate, approximately 11.5% of the outstanding shares of the Class A Common Stock, calculated pursuant to the Exchange Act and based on information provided by the Issuer.  Effective October 29, 2021, following the date of this Amendment No.  8 and as a result of the Redemption, all outstanding shares of Class B Common Stock were automatically converted to shares of Common Stock, in accordance with the terms of the Issuer’s Amended and Restated Certificate of Incorporation.

Pursuant to the provisions of the Wengen Securityholders Agreement (as defined in Item 6), Wengen GP will vote the shares of Class A Common Stock owned by Wengen in certain matters, including in the election of certain directors, at the discretion of Wengen GP, and with respect to voting on certain matters and disposition of such securities, subject to certain limitations, such powers will be exercised by Wengen GP at the direction of each underlying investor in Wengen, in each case, with respect to a number of shares representing such investor’s pro rata interest in Wengen.

The Wengen Investors and certain of their affiliates separately make Schedule 13D filings reporting their beneficial ownership of shares of Common Stock.

(c) Except as set forth in Item 4, no Reporting Person has effected any transaction in the Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 2, 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.

On October 28, 2021, the Issuer entered into Amendment No. 1 (the “Amendment”) dated as of the same date to the Amended and Restated Securityholders Agreement, dated as of February 6, 2017, among Wengen, the Issuer and the other parties thereto (the “Wengen Securityholders Agreement”).

The Amendment provides, among other matters, that for so long as either KKR or CPV holds at least 8,035,713 shares of Issuer Common Stock, KKR and CPV collectively (or one of them if the other has lost its director designation right under the Wengen Securityholders Agreement) will have the right to nominate one additional director (the “Third Director”) who will initially be Ian K. Snow, and who may be removed or replaced at any time without cause by KKR and CPV (or one of them if the other has lost its existing director designation right under the Wengen Securityholders Agreement). In the event that KKR and CPV each ceases to be the beneficial owner of at least 8,035,713 shares of Issuer common stock, then the Third Director must offer his resignation as a director to the Issuer’s Board of Directors, and KKR and CPV thereafter will no longer be entitled to designate a Third Director. In addition, irrespective of their actual holdings, the right to designate a Third Director, as well as the existing Issuer director designation rights of KKR, CPV and Sterling Capital Partners II, L.P., Sterling Capital Partners III, L.P., SP L Affiliate, LLC, Douglas L. Becker, Steven M. Taslitz and their respective affiliates under the Wengen Securityholders Agreement, will expire on December 31, 2024.

In addition, the Amendment specifies that the Wengen GP must cause all of the Issuer’s shares held by Wengen to be voted, and that all current and former Wengen investors who have an employee or representative serving on the Wengen GP’s or the Issuer’s Board of Directors must vote their shares of the Issuer, in favor of the director nominees designated by KKR and CPV under the Wengen Securityholders Agreement.

Also, in the Amendment, Wengen,  the Wengen Investors and the Former Wengen Investors agree that, as between them and the Issuer, Wengen and such investors will be responsible for the payment of any taxes and any related fees, costs and expenses attributable to a direct or indirect transfer of Issuer common stock and that Wengen and the Wengen Investors and Former Wengen Investors will, at the time of any such transfer, pay to, or as directed by, the Issuer or Wengen (and the Issuer and Wengen have the right to withhold from any amounts distributable to Wengen or the Wengen Investors or Former Wengen Investors) the amount of any taxes payable in Peru with respect to such transfer and any related costs, fees and expenses incurred by the Issuer, any of the Issuer’s subsidiaries or Wengen. Wengen will pay any amounts it so receives from the Wengen Investors and Former Wengen Investors to the Issuer, and the Issuer will use any amounts it so receives from Wengen and the Wengen Investors and Former Wengen Investors (and any amounts so withheld) to pay any taxes payable in Peru and its related costs, fees and expenses.

The foregoing description of the Amendment is qualified in its entirety by reference to the Amendment, which is filed as Exhibit P. to this Schedule 13D and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following exhibit:

Exhibit P.	Amendment No. 1, dated as of October 28, 2021, to the Amended and Restated Securityholders Agreement, dated as of February 6, 2017, among the Issuer, Wengen, Wengen GP and its investors party thereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2021

WENGEN ALBERTA, LIMITED PARTNERSHIP

By:	Wengen Investments Limited, its general partner

By:	/s/ Andrew B. Cohen
Name:	Andrew B. Cohen
Title:	Director

WENGEN INVESTMENTS LIMITED

By:	/s/ Andrew B. Cohen
Name:	Andrew B. Cohen
Title:	Director

SCHEDULE I

DIRECTORS OF WENGEN GP

The following sets forth, as of October 28, 2021 the name, business address, principal occupation of each director of Wengen GP, the number of shares of the Issuer’s Class A Common Stock beneficially owned by each such director and a description of any transactions in the Issuer’s Class A Common Stock that were effected during the past sixty days by each such director. Each director is a citizen of the United States.

Director and Business Address	Principal Occupation	Shares of Class A Common Stock Beneficially Owned	Transactions in the Issuer’s Class A Common Stock Within 60 Days
Brian Carroll c/o Laureate Education, Inc. 650 South Exeter Street Baltimore, Maryland 21202	Managing Partner Carroll Capital LLC	30,464 - See footnote (1)	None
Andrew B. Cohen c/o Cohen Private Ventures LLC, 55 Hudson Yards New York, New York 10001	Chief Investment Officer Cohen Private Ventures, LLC	See Footnote (2)	See Footnote (2)
William Cornog c/o KKR Capstone Americas LLC 30 Hudson Yards New York, New York 10001	Global Head KKR Capstone Americas LLC	30,788- See footnote (3)	None
M. Avi Epstein c/o Sterling Partners 401 N. Michigan Avenue Suite 3300 Chicago, Illinois 60611	Managing Director, Chief Operating Officer, General Counsel and Chief Compliance Officer, Sterling Partners	None	None
Ian Snow c/o Snow Phipps Group, LLC 667 Madison Avenue New York, New York 10065	Chief Executive Officer and Co-Founding Partner Snow Phipps Group, LLC	See Footnote (4)	See Footnote (4)

Steven M. Taslitz c/o Sterling Partners 401 N. Michigan Avenue Suite 3300 Chicago, Illinois 60611	Senior Managing Director Sterling Partners	See Footnote (5)	See Footnote (5)

(1) Information concerning the director’s beneficial ownership of Class A Common Stock is based on information disclosed in the Schedule 14A filed by Laureate Education, Inc. on April 16, 2021 in connection with its Definitive Proxy Statement.

(2) Information concerning the director’s beneficial ownership of Class A Common Stock and transactions in the Issuer’s Class A Common Stock effected during the past sixty days is incorporated herein by reference to the Schedule 13D filed by Cohen Private Ventures, LLC on November 8, 2021 in connection with the Distribution.

(3) Information concerning the director’s beneficial ownership of Class A Common Stock is based on information disclosed in the Form 4 filed by William Cornog on May 28, 2021.

(4) Information concerning the director’s beneficial ownership of Class A Common Stock and transactions in the Issuer’s Class A Common Stock effected during the past sixty days is incorporated herein by reference to the Schedule 13D filed by Snow Phipps on November 9, 2021 in connection with the Redemption.

(5) Information concerning the director’s beneficial ownership of Class A Common Stock and transactions in the Issuer’s Class A Common Stock effected during the past sixty days is incorporated herein by reference to the Schedule 13D filed by Sterling on November 9, 2021 in connection with the Redemption.